Exhibit 12.1

SENIOR HOUSING PROPERTIES TRUST

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2003		2002		2002		2001		2000		1999		1998
Earnings:
Net income	$32,320		$35,358		$50,184		$17,018		$58,437		$14,834		$46,236
Fixed charges	27,660		22,537		30,210		7,334		15,366		18,768		19,293
Adjusted earnings	$59,980		$57,895		$80,394		$24,352		$73,803		$33,602		$65,529

Fixed charges:
Interest expense	$25,551		$20,428		$27,399		$5,879		$15,366		$18,768		$19,293
Distributions on trust preferred securities	2,109		2,109		2,811		1,455		—		—		—
Total fixed charges	$27,660		$22,537		$30,210		$7,334		$15,366		$18,768		$19,293
Ratio of earnings to fixed charges	2.2	x	2.6	x	2.7	x	3.3	x	4.8	x	1.8	x	3.4	x